================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2005

                          GRUPO IUSACELL, S.A. de C.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
                ------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

================================================================================

Documents Furnished By the Registrant

1.  Press Release of the Registrant dated July 22, 2005

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                               GRUPO IUSACELL, S.A. DE C.V.


Date: July 22, 2005                                    /s/ Fernando Cabrera
                                                       -------------------------
                                               Name:   Fernando Cabrera
                                               Title:  Attorney in fact

                                                       /s/ Jose Luis Riera
                                                       -------------------------
                                               Name:   Jose Luis Riera
                                               Title:  Attorney in fact

              GRUPO IUSACELL ANNOUNCES SECOND QUARTER 2005 RESULTS

    MEXICO CITY, July 22 /PRNewswire-FirstCall/ -- Grupo Iusacell, S.A. de C.V. (NYSE: CEL) (BMV: CEL) (Iusacell or the Company) today reported its unaudited results for the second quarter 2005(1).

    Grupo Iusacell recorded a 26.2% increase in net revenues, from Ps. 1,128 million in the second quarter of 2004 to Ps. 1,423 million in the second quarter of 2005. For the first six months, Iusacell recorded a 24.0% increase from Ps. 2,221 million in the first half of 2004 to Ps. 2,753 million in the first half of 2005.

    Operating income before depreciation and amortization increased 50.2% to Ps. 300 million in the second quarter of 2005, in comparison with the Ps. 200 million recorded in the same period the year before. For the first six months, Iusacell recorded a 67.7% increase in operating income before depreciation and amortization from Ps. 338 million in the first half 2004 to Ps. 567 million in the first half of 2005.

Highlights:

Millions of Pesos (2), except percentages

                       2Q 2004     2Q 2005     Change %    6M 2004     6M 2005     Change %
                       --------    --------    --------    --------    --------    --------
Net Revenue               1,128       1,423        26.2%      2,221       2,753        24.0%
Total Cost                  639         743        16.3%      1,348       1,401         4.0%
Operating Expenses          289         380        31.3%        535         786        46.8%
Operating Income
 before Depreciation
 and Amortization           200         300        50.2%        338         567        67.7%
Net Loss                   (984)        (34)      -96.6%     (1,344)       (398)      -70.4%

    (1) Unless otherwise noted, all monetary figures are expressed in Mexican pesos as of June 30, 2005 in accordance to Mexican GAAP. The symbols "Ps" and "US$" refer to Mexican pesos and U.S. dollars, respectively.

    (2) Constant June 30, 2005 pesos.

    Revenues: Revenues increased 26.2% to Ps. 1,423 million in the second quarter of 2005, from Ps. 1,128 million in the same period of 2004, driven mainly by an increase in service revenue as a result of a larger subscriber base, higher consumption per user and revenues derived from exchange of capacity services provided to Unefon. The Grupo Iusacell subscriber base at the end of the second quarter of 2005 was 1.62 million.

    Costs and Operating Expenses: Total cost and operating expenses increased by 16.3% and 31.3% to Ps.743 million and Ps.380 million, respectively, compared to Ps. 639 million and Ps. 289 million for the same quarter last year. The increase in total cost is mainly due to higher interconnection cost and technical expenses, offset by a reduction in handset subsidies. The increase in operating expenses is primarily due to advertising costs related to the launching of new products and special promotions and the increase in personnel expenses and salaries due to the establishment of regional sales and customer service structures in line with our strategy of providing the best service to our clients.

    Operating income before depreciation and amortization: Iusacell recorded an operating income before depreciation and amortization in the second quarter of 2005 of Ps. 300 million, representing a 50.2% increase compared to the Ps. 200 million recorded in the second quarter of 2004. This increase was primarily the result of the increase in revenues described above.

    Net Loss: The net loss of Ps. 34 million recorded in the second quarter of 2005 represented a 96.6% decrease compared to the net loss of Ps. 984 million recorded in the same period the year before. This decrease was primarily due to a lower depreciation and amortization and a foreign exchange gain of Ps. 414 million.

    CAPEX: Investments during the quarter were in order of US$16 million, directed mainly toward expanding the coverage and capacity of Grupo Iusacell's 3-G network and EV-DO (Evolution Data Only) services.

    Recent Events
    Extraordinary meeting of Shareholders
    The Extraordinary Shareholders' Meeting held on June 1, 2005 approved, by the vote of 96.70% of the Company's shares, the termination of the American Depositary Receipts (ADRs) program that the Company has in the United States, which ADRs are listed in the New York Stock Exchange (NYSE).

    Trading of Iusacell ADRs on the NYSE to be suspended on or about
    September 19, 2005
    The New York Stock Exchange is expected to suspend trading of the ADRs on or about September 19, 2005, which is the date when the ADR program will be terminated. ADR holders then will have 60 days to exchange their ADRs for shares that are traded on the BMV. Upon the expiration of the 60-day period, The Bank of New York, which is acting as ADR depositary bank, will have the right to sell the shares underlying the ADRs that were not surrendered and distribute the proceeds of the sale to holders.

    Debt restructuring
    The Company continues negotiations with several of its creditors, seeking to obtain a comprehensive restructuring agreement as soon as possible.

    About Iusacell
    Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE and BMV: CEL) is a wireless cellular and PCS service provider in Mexico with a national footprint. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operates.

    Legal Disclaimer
    Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

    Attached are the Consolidated Income Statements of each of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. for the three-month and six-month periods ended June 30, 2005, and the Consolidated Balance Sheet of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. at June 30, 2005.

                    GRUPO IUSACELL CONSOLIDATED BALANCE SHEET
           COMPARISON OF SECOND QUARTER 2005 WITH SECOND QUARTER 2004
             (figures in thousands of constant June 30, 2005 Pesos)

                                                                                                  Growth
                                            2Q04                           2Q05                 2Q05/2Q04
                                 ---------------------------    ---------------------------    ------------
ASSETS
Current Assets
Cash and
 marketable
 securities                             3,320              0%          4,110              0%           23.8%
Accounts
 receivable, net                      502,544              4%        378,185              4%          -24.7%
Related
 parties                               60,331              1%         93,080              1%           54.3%
Recoverable taxes
 and other                            232,471              2%        572,370              5%          146.2%
Inventories                           386,830              3%         96,786              1%          -75.0%

TOTAL CURRENT
 ASSETS                             1,185,496             10%      1,144,531             11%           -3.5%

Property and
 equipment, net                     7,492,008             64%      6,512,195             62%          -13.1%
Excess of cost
 of investments
 in subsidiaries
 over book value,
 net                                1,918,891             16%      1,806,508             17%           -5.9%
Other assets                        1,129,767             10%      1,069,572             10%           -5.3%

TOTAL ASSETS                       11,726,162            100%     10,532,806            100%          -10.2%

LIABILITIES AND
 SHAREHOLDERS' EQUITY
Current
 Liabilities
Accrued
 liabilities                        2,071,254             18%      3,047,806             29%           47.1%
Related parties                        38,362              0%        213,518              2%          456.6%
Accounts payable                      512,615              4%        275,813              3%          -46.2%
Short-term debt                     9,500,553             81%      8,532,752             81%          -10.2%
 TOTAL CURRENT
  LIABILITIES                      12,122,784            103%     12,069,889            115%           -0.4%

Noncurrent
 liabilities                           99,496              1%         24,354              0%          -75.5%
 TOTAL
  LIABILITIES                      12,222,280            104%     12,094,243            115%           -1.0%

Minority interest                     -60,936             -1%        -78,524             -1%           28.9%
Shareholders'
 Equity
Capital stock                       7,853,269             67%      7,859,372             75%            0.1%
Capital
 contributions                      1,545,409             13%      1,545,409             15%            0.0%
Legal reserve                          22,071              0%         22,071              0%            0.0%
Net income (loss)                  -1,344,233            -11%       -397,629             -4%          -70.4%
Accumulated
 earnings from
 prior years                       -8,740,639            -75%    -10,741,077            102%           22.9%
Excess from
 restatement of
 shareholders'
 equity                               228,941              2%        228,941              2%            0.0%

TOTAL SHAREHOLDERS'
 EQUITY                              -435,182             -4%     -1,482,913            -14%          240.8%

TOTAL LIABILITIES
 AND
 SHAREHOLDERS'
 EQUITY                            11,726,162            100%     10,532,806            100%          -10.2%

                  GRUPO IUSACELL CONSOLIDATED INCOME STATEMENT
           COMPARISON OF SECOND QUARTER 2005 WITH SECOND QUARTER 2004
             (figures in thousands of constant June 30, 2005 Pesos)

                                                                                                  Growth
                                            2Q04                           2Q05                 2T05/2T04
                                 ---------------------------    ---------------------------    ------------
REVENUE
Service                             1,182,919          104.8%      1,520,714          106.8%           28.6%
Commissions                           (54,618)          -4.8%        (97,325)          -6.8%           78.2%
NET
 REVENUE                            1,128,301          100.0%      1,423,389          100.0%           26.2%

Cost of
 services                             461,592           40.9%        603,944           42.4%           30.8%
Handsets
 subsidy                              177,672           15.7%        139,335            9.8%          -21.6%
TOTAL COSTS                           639,264           56.7%        743,279           52.2%           16.3%

GROSS PROFIT                          489,037           43.3%        680,110           47.8%           39.1%

Sales & advertising
 expenses                             197,731           17.5%        258,688           18.2%           30.8%
General and
 administrative
 expenses                              91,330            8.1%        120,959            8.5%           32.4%
TOTAL OPERATING
  EXPENSES                            289,061           25.6%        379,647           26.7%           31.3%

OPERATING INCOME
 BEFORE DEPRECIATION
 AND
 AMORTIZATION                         199,976           17.7%        300,463           21.1%           50.2%

Depreciation and
 amortization                         502,634           44.5%        387,511           27.2%          -22.9%

OPERATING
 LOSS                                (302,658)         -26.8%        (87,048)          -6.1%          -71.2%
(Profit) loss from fixed
assets sales                            4,859            0.4%         (7,150)          -0.5%         -247.1%
Other (income)
 expense                               (8,155)          -0.7%         (2,175)          -0.2%          -73.3%

Interest
 expense,
 net                                  259,003           23.0%        276,023           19.4%            6.6%
Foreign
 exchange
 loss (gain)                          371,535           32.9%       (413,507)         -29.1%         -211.3%
Gain from
 monetary
 position                                (896)          -0.1%         47,756            3.4%        -5429.9%
INTEGRAL
 FINANCING
 COST                                 629,642           55.8%        (89,728)          -6.3%         -114.3%

LOSS BEFORE
 TAXES                               (929,004)         -82.3%         12,005            0.8%         -101.3%

Equity
 participation
 in net loss
 (income) of
 subsidiaries                              25            0.0%             --            0.0%         -100.0%
Taxes                                  57,305            5.1%         42,941            3.0%          -25.1%

LOSS BEFORE
 MINORITY
 INTEREST                            (986,334)         -87.4%        (30,936)          -2.2%          -96.9%

Minority
 interest                               2,348            0.2%         (2,651)          -0.2%         -212.9%

NET LOSS                             (983,986)         -87.2%        (33,587)          -2.4%          -96.6%

              GRUPO IUSACELL CELULAR CONSOLIDATED INCOME STATEMENT
         COMPARISON OF FIRST SIX MONTHS 2005 WITH FIRST SIX MONTHS 2004
             (figures in thousands of constant June 30, 2005 Pesos)

                                                                                                  Growth
                                            6M04                           6M05                 6M05/6M04
                                 ---------------------------    ---------------------------    ------------
REVENUE
Service                             2,381,332          107.2%      2,951,873          107.2%           24.0%
Commissions                          (160,452)          -7.2%       (198,443)          -7.2%           23.7%
NET REVENUE                         2,220,880          100.0%      2,753,430          100.0%           24.0%

Cost of
 services                             919,480           41.4%      1,185,706           43.1%           29.0%
Handsets
 subsidy                              428,266           19.3%        215,300            7.8%          -49.7%
TOTAL COSTS                         1,347,746           60.7%      1,401,006           50.9%            4.0%
GROSS PROFIT                          873,134           39.3%      1,352,424           49.1%           54.9%
Sales &
 advertising
 expenses                             371,037           16.7%        539,167           19.6%           45.3%
General and
 administrative
 expenses                             164,043            7.4%        246,383            8.9%           50.2%
TOTAL OPERATING
 EXPENSES                             535,080           24.1%        785,550           28.5%           46.8%
OPERATING
 INCOME BEFORE
 DEPRECIATION
 AND
 AMORTIZATION                         338,054           15.2%        566,874           20.6%           67.7%

Depreciation
 and
 amortization                       1,019,047           45.9%        771,660           28.0%          -24.3%

OPERATING
 LOSS                                (680,993)         -30.7%       (204,786)          -7.4%          -69.9%
(Profit) loss from
 fixed assets sales                   (94,115)          -4.2%         (6,981)          -0.3%          -92.6%
Other (income)
 expense                               (8,155)          -0.4%         30,150            1.1%         -469.7%
Interest
 expense,
 net                                  515,099           23.2%        540,806           19.6%            5.0%
Foreign
 exchange
 loss (gain)                          317,103           14.3%       (393,822)         -14.3%         -224.2%
Gain from
 monetary
 position                            (179,761)          -8.1%        (35,171)          -1.3%          -80.4%
INTEGRAL
 FINANCING
 COST                                 652,441           29.4%        111,813            4.1%          -82.9%

LOSS BEFORE
 TAXES                             (1,231,164)         -55.4%       (339,768)         -12.3%          -72.4%

Equity
 participation in
 net loss
 (income)
 of
 subsidiaries                              50            0.0%             --             .0%         -100.0%
Taxes                                 115,077            5.2%         56,589            2.1%          -50.8%

LOSS BEFORE
 MINORITY
 INTEREST                          (1,346,291)         -60.6%       (396,357)         -14.4%          -70.6%

Minority
 interest                               2,058            0.1%         (1,272)           0.0%         -161.8%

NET LOSS                           (1,344,233)         -60.5%       (397,629)         -14.4%          -70.4%

                GRUPO IUSACELL CELULAR CONSOLIDATED BALANCE SHEET
           COMPARISON OF SECOND QUARTER 2005 WITH SECOND QUARTER 2004
             (figures in thousands of constant June 30, 2005 Pesos)

                                                                                                  Growth
                                            2Q04                           2Q05                 2Q05/2Q04
                                 ---------------------------    ---------------------------    ------------
ASSETS
Current Assets
Cash and
 marketable
 securities                             3,198              0%          2,465              0%          -22.9%
Accounts
 receivable,
 net                                  498,146              5%        377,378              4%          -24.2%
Related
 parties                              219,979              2%        337,150              4%           53.3%
Recoverable
 taxes and
 other                                184,738              2%        519,452              6%          181.2%
Inventories                           386,830              4%         96,786              1%          -75.0%
TOTAL CURRENT
 ASSETS                             1,292,891             12%      1,333,231             14%            3.1%

Property and
 equipment,
 net                                6,712,557             64%      5,998,481             64%          -10.6%
Excess of
 cost of
 investments
 in subsidiaries
 over book
 value, net                         1,728,516             17%      1,622,050             17%           -6.2%
Other assets                          676,769              7%        423,506              5%          -37.4%

TOTAL
 ASSETS                            10,410,733            100%      9,377,269            100%           -9.9%
LIABILITIES
 AND SHAREHOLDERS'
 EQUITY
Current
 Liabilities
Accrued
 liabilities                          817,259              8%      1,319,795             14%           61.5%
Related
 parties                               38,317              0%        214,762              2%          460.5%
Accounts
 payable                              436,193              4%        249,179              3%          -42.9%
Short-term
 debt                               4,983,948             48%      4,476,243             48%          -10.2%
TOTAL CURRENT
 LIABILITIES                        6,275,717             60%      6,259,979             67%           -0.3%

Noncurrent
 liabilities                              600              0%            479              0%          -20.2%
TOTAL
 LIABILITIES                        6,276,317             60%      6,260,458             67%           -0.3%

Minority
 interest                             -60,936             -1%        -78,524             -1%           28.9%
Shareholders'
 Equity
Capital
 stock                             17,516,863            168%     17,516,863            187%            0.0%
Capital
 contribution                         107,930              1%        107,930              1%            0.0%
Legal reserve                          31,191              0%         31,191              0%            0.0%
Net income
 (loss)                              -869,763             -8%       -281,507             -3%          -67.6%
Accumulated
 earnings from
 prior
 years                            -11,817,993           -114%    -13,406,266           -143%           13.4%
Excess from
 restatement
 of
 shareholders'
 equity                              -772,876             -7%       -772,876             -8%            0.0%

TOTAL
 SHAREHOLDERS'
 EQUITY                             4,195,352             40%      3,195,335             34%          -23.8%

TOTAL
 LIABILITIES
 AND
SHAREHOLDERS'
 EQUITY                            10,410,733            100%      9,377,269            100%           -9.9%

              GRUPO IUSACELL CELULAR CONSOLIDATED INCOME STATEMENT
           COMPARISON OF SECOND QUARTER 2005 WITH SECOND QUARTER 2004
             (figures in thousands of constant June 30, 2005 Pesos)

                                                                                                  Growth
                                            2Q04                           2Q05                 2T05/2T04
                                 ---------------------------    ---------------------------    ------------
REVENUE
Service                             1,201,008          104.8%      1,581,651          106.6%           31.7%
Commissions                           (54,618)          -4.8%        (97,325)          -6.6%           78.2%
NET REVENUE                         1,146,390          100.0%      1,484,326          100.0%           29.5%

Cost of
 services                             498,233           43.5%        613,114           41.3%           23.1%
Handsets
 subsidy                              177,672           15.5%        139,335            9.4%          -21.6%
TOTAL COSTS                           675,905           59.0%        752,449           50.7%           11.3%

GROSS PROFIT                          470,484           41.0%        731,876           49.3%           55.6%

Sales &
 advertising
 expenses                             195,208           17.0%        258,681           17.4%           32.5%
General and
 administrative
 expenses                              86,352            7.5%        113,546            7.6%           31.5%
TOTAL OPERATING
 EXPENSES                             281,560           24.6%        372,227           25.1%           32.2%

OPERATING
 INCOME BEFORE
 DEPRECIATION
 AND
 AMORTIZATION                         188,924           16.5%        359,649           24.2%           90.4%

Depreciation
 and
 amortization                         462,314           40.3%        350,242           23.6%          -24.2%

OPERATING
 LOSS                                (273,390)         -23.8%          9,407            0.6%         -103.4%
(Profit) loss from fixed
 assets sales                           4,817            0.4%         (7,150)          -0.5%         -248.4%
Other (income)
 expense                               (8,156)          -0.7%         (2,149)          -0.1%          -73.7%

Interest
 expense,
 net                                   94,568            8.2%        120,465            8.1%           27.4%
Foreign
 exchange
 loss (gain)                          186,174           16.2%       (202,484)         -13.6%         -208.8%
Gain from
 monetary
 position                                (850)          -0.1%         14,213            1.0%        -1772.1%
INTEGRAL
 FINANCING
 COST                                 279,892           24.4%        (67,806)          -4.6%         -124.2%

LOSS BEFORE
 TAXES                               (549,943)         -48.0%         86,512            5.8%         -115.7%

Equity
 participation
 in net loss
 (income) of
 subsidiaries                              25            0.0%             --             .0%         -100.0%
Taxes                                  51,686            4.5%         42,796            2.9%          -17.2%

LOSS BEFORE
 MINORITY
 INTEREST                            (601,654)         -52.5%         43,716            2.9%         -107.3%

Minority
 interest                               2,348            0.2%         (2,651)          -0.2%         -212.9%

NET INCOME
 (LOSS)                              (599,306)         -52.3%         41,065            2.8%         -106.9%

              GRUPO IUSACELL CELULAR CONSOLIDATED INCOME STATEMENT
               COMPARISON OF SIX MONTHS 2005 WITH SIX MONTHS 2004
             (figures in thousands of constant June 30, 2005 Pesos)

                                                                                                  Growth
                                            6M04                            6M05                6M05/6M04
                                 ---------------------------    ---------------------------    ------------
REVENUE
Service                             2,439,833          107.0%      3,035,212          107.0%           24.4%
Commissions                          (160,452)          -7.0%       (198,443)          -7.0%           23.7%
NET REVENUE                         2,279,381          100.0%      2,836,769          100.0%           24.5%

Cost of
 services                             962,692           42.2%      1,334,269           47.0%           38.6%
Handsets
 subsidy                              428,266           18.8%        215,300            7.6%          -49.7%
TOTAL COSTS                         1,390,958           61.0%      1,549,569           54.6%           11.4%

GROSS PROFIT                          888,423           39.0%      1,287,199           45.4%           44.9%

Sales &
 advertising
 expenses                             368,066           16.1%        538,878           19.0%           46.4%
General and
 administrative
 expenses                             155,752            6.8%        234,467            8.3%           50.5%
TOTAL OPERATING
 EXPENSES                             523,818           23.0%        773,345           27.3%           47.6%

OPERATING
 INCOME BEFORE
 DEPRECIATION
 AND
 AMORTIZATION                         364,605           16.0%        513,854           18.1%           40.9%

Depreciation
 and
 amortization                         938,483           41.2%        697,902           24.6%          -25.6%

OPERATING
 LOSS                                (573,878)         -25.2%       (184,048)          -6.5%          -67.9%
(Profit) loss
 from fixed assets sales              (66,621)          -2.9%         (6,981)          -0.2%          -89.5%
Other (income)
 expense                               (8,156)          -0.4%         30,179            1.1%         -470.0%

Interest
 expense,
 net                                  190,057            8.3%        230,360            8.1%           21.2%
Foreign
 exchange
 loss (gain)                          165,135            7.2%       (193,010)          -6.8%         -216.9%
Gain from
 monetary
 position                             (86,325)          -3.8%        (20,638)          -0.7%          -76.1%
INTEGRAL
 FINANCING
 COST                                 268,867           11.8%         16,712            0.6%          -93.8%

LOSS BEFORE
 TAXES                               (767,968)         -33.7%       (223,958)          -7.9%          -70.8%

Equity
 participation
 in net loss
 (income) of
 subsidiaries                              50            0.0%             --            0.0%         -100.0%
Taxes                                 103,803            4.6%         56,277            2.0%          -45.8%

LOSS BEFORE
 MINORITY
 INTEREST                            (871,821)         -38.2%       (280,235)          -9.9%          -67.9%

Minority
 interest                               2,058            0.1%         (1,272)           0.0%         -161.8%

NET LOSS                             (869,763)         -38.2%       (281,507)          -9.9%          -67.6%

CONTACT: Jose Luis Riera K., Chief Financial Officer, +011-55-5109-5927, or
J. Victor Ferrer V., Finance Manager, +011-55-5109-5273, or vferrer@iusacell.com.mx, both of Grupo Iusacell/ Web site:
http://www.iusacell.com /